SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

RESULTS OF THE THIRD QUARTER OF 2007

Curitiba, Brazil, November 13, 2007 – Companhia Paranaense de Energia - COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a company that generates, transmits and distributes power to the state of Paraná, announces its results for the third quarter of 2007 (3Q07). All figures included in this report are in Reais and were prepared in accordance with Brazilian GAAP (corporate law method).

  COPEL’s consolidated financial statements present, in addition to the figures of the wholly-owned subsidiaries (COPEL Geração, COPEL Transmissão, COPEL Distribuição, COPEL Telecomunicações and COPEL Participações), those of Compagas, Elejor, UEG Araucária and Centrais Eólicas do Paraná (companies in which Copel retains a majority stake).
  Net operating revenues for the first 9 months of 2007 (9M07): R$ 3,988 million – an increase of 10.0% compared to the same period last year. In the 3Q07, net operating revenues were R$ 1,414 million.
  Operating income for the 9M07: R$ 1,192 million. In the 3Q07, operating income was R$ 350 million.
  Net income year-to-date: R$ 794 million (R$ 2.90 per share). Net income in the 3Q07 alone was R$ 270 million.
  EBITDA (earnings before interest, taxes, depreciation and amortization): R$1,511 million in the 9M07. In the 3Q07, EBITDA was R$ 441 million.
  Return on net equity: 12.7% (year to date 2007).
  Total power consumption billed by COPEL in the 9M07 rose 6.0% over the figure for the same period last year.
  Copel Distribuição’s grid market (TUSD), comprising the captive market and all free customers within the Company’s concession area, grew by 5.1% in the 9M07, compared to the same period last year.
  During the 9M07, COPEL’s shares appreciated at the following rates:
       CPLE3 (common/Bovespa) = 37.2%
       CPLE6 (preferred B/Bovespa) = 17.2%
       ELP (ADR/NYSE) = 36.9%
       XCOP (preferred B/Latibex) = 26.6%

Investor Relations – COPEL
ri@copel.com
www.copel.com/ri

1. MAIN EVENTS

Net income: During the first nine months of 2007, COPEL recorded net income of R$ 794.4 million (R$ 2.9 per share). In the third quarter, net income was R$ 269.8 million.

COFINS Provision (non-recurring effect): COPEL reversed to income, in December 2006, the provision for COFINS tax on power transactions between June 1999 and June 2001, in the amount of R$ 197.5 million, on account of a ruling by the Superior Court of Justice in favor of the Company, which rendered the risk of future disbursement remote.

On September 4, 2007, however, the Superior Court of Justice, despite all forecasts and in a reversal of the Court's own traditional understanding, ruled in favor of the appeal against COPEL, rejecting the Company’s claim of lapsing of the Government’s right to take legal action, pursuant to the vote of the Reporting Justice. Even though this ruling may be appealed, one must take into account that it resulted from the adoption by the Justices of the Superior Court of Justice of an understanding which is the complete opposite of the one unanimously confirmed less than a year ago. Thus, it is unlikely that this ruling will be changed yet again by the same Justices. In addition, there are few legal means available to request that this issue be reexamined by the Federal Supreme Court.

In light of this unforeseen ruling by the Superior Court of Justice, the risk of disbursement of COFINS tax amounts by the Company, which was remote, was reclassified by our counsel as likely. Thus, in the third quarter the Company set aside a provision in the amount of R$ 170.5 million, which corresponds to the COFINS tax restated principal amount plus charges. This provision reduced COPEL’s third quarter income by R$ 112.5 million.

Reversal of tax amounts under the agreement with Petrobras (non-recurring effect): In September 2007, the Company reversed the PASEP and COFINS taxes levied on the natural gas purchased from Petrobras, in the amount of R$ 29.9 million, which resulted in a net positive effect of R$ 19.7 million on the Company's third quarter income. This reversal was based on an official statement by the Federal Revenue Service, which recognized that the levy of these taxes on the purchase of natural gas from Petrobras was undue.

COPEL acquires Centrais Eólicas do Paraná (Ceopar): On September 6, 2007, COPEL Generation and Wobben WindPower Indústria e Comércio Ltda. signed an agreement for the transfer of quotas in Ceopar. Pursuant to the agreement, the transaction was submitted to the approval of the National Electric Energy Agency – ANEEL and of the Economic Law Council – CADE. On July 10, 2007, under Authorization Resolution no. 976, ANEEL approved the transfer to COPEL of 70% of the quotas in Ceopar held by Wobben. The Legislative Assembly of Paraná, under Law no. 14,286, dated February 9, 2004, had previously authorized the acquisition, provided the quotas were acquired for the underwritten price contained in the company’s by-laws (R$ 2.1 million).

Fitch raises COPEL’s rating: On October 4, Fitch Ratings raised the National Long-Term Rating of Companhia Paranaense de Energia and of its 4th issue of debentures, which took place in the second half of 2006, from A+(bra) to AA-(bra). At the same time, Fitch raised the National Long-Term Rating of COPEL’s 3rd issue of debentures, which took place in the first half of 2005, from AA-(bra) to AA(bra).

Reverse stock split: On July 2, 2007, COPEL’s Shareholders' Meeting approved the reverse stock split of all the shares representing the Company’s share capital, in a 1.000 (one thousand) to 1 (one) ratio. COPEL’s share capital is now represented by 273,655,375 shares, with no par value, out of which 145,031,080 are common shares, 398,342 are class A preferred shares, and 128,225,953 are class B preferred shares. The Company’s total share capital value remains unchanged.

COPEL also changed the ratio of shares traded on the NYSE (each ADR/ADS now corresponds to 1 share) and on LATIBEX (each XCOP now corresponds to 1 share).

COPEL’s reverse stock split has been in effect since August 6, 2007.

Power Consumption by Customer Category: Total power consumption billed by COPEL grew 6.0% in the first nine months of 2007. The following variations were recorded in the consumption of the Company’s main customer categories: residential customers, 6.8%; commercial customers, 9.3%; industrial customers (captive customers plus COPEL Generation’s unregulated customers), 5.5%; and rural customers, 5.1% .

The following charts feature the monthly power consumption billed by COPEL from 2005 to 2007:

5th Auction of Power from New Facilities: The 5th auction of power from new facilities was held on October 16, on the internet. At this event, 32 distribution utilities acquired power from 10 facilities, of which 5 are thermal and 5 are hydroelectric. COPEL Distribution acquired 52.5 average MW from hydroelectric sources, at a price of R$ 129.14/MWh for a 30-year period, and 117.4 average MW from thermal sources, at a price of R$ 128.37/MWh for a 15-year period.

COPEL ranks 1st in the Electricity Sector according to the Valor 1000/2007 Survey: COPEL Generation was selected by the Valor Econômico newspaper as the best company in Brazil in 2006 in the area of electricity. The newspaper surveyed the one thousand largest companies in Brazil and selected the best ones in 27 different business areas.

Top 250 Global Energy Company: COPEL ranked 157th out of the 250 largest energy companies in the world. COPEL ranked 44th in the area of electric energy and 61st overall in the Americas. In the preparation of these rankings, Platts (a division of McGraw-Hill Companies) analyzed the value of the company’s assets, revenues, earnings and return on capital.

Corporate Citizen 2007: In October 2007, COPEL was awarded the Corporate Citizen 2007 certificate, on account of the information disclosed in its Annual Social Performance Report for 2006, by the Regional Accounting Council of the State of Rio de Janeiro, the Industrial Federation of Rio de Janeiro (Firjan), and the Commercial Association of Rio de Janeiro (Fecomércio).

2. HUMAN RESOURCES

COPEL closed the 3Q07 with a total of 8,338 employees, distributed as indicated below among the Company’s wholly-owned subsidiaries:
           COPEL Geração = 991 employees
           COPEL Transmissão = 1,085 employees
           COPEL Distribuição = 5,903 employees
           COPEL Telecomunicações = 331 employees
           COPEL Participações = 28 employees

By the end of September 2007, COPEL had a customer-to-employee ratio of 576:1 at the Distribuição subsidiary.

Compagas, Elejor and UEG Araucária, companies in which COPEL is a majority shareholder, had 79, 6 and 4 employees, respectively.

3. OPERATING PERFORMANCE

Energy Consumption:

Total power consumption billed by COPEL (captive customers and bulk supply to distributors within Paraná, both supplied by COPEL Distribution, and free customers supplied by COPEL Generation) in the first nine months of 2007 amounted to 15,179 GWh, with a 6.0% increase compared to same period of the previous year. Power consumption by final customers increased 6.1% from January to September 2007.

This performance resulted mostly from the following factors:

(i) a 2% increase in average temperatures from January through September 2007 compared to same period of 2006;

(ii) increase in average income caused by the minimum wage increase and by greater availability of credit and its effects on the residential and commercial customer categories;

(iii) increased industrial consumption thanks to recovering harvests and to higher exports by certain industrial sectors; and

(iv) creation of 132 thousand new formal jobs in Paraná, which represents a 7% increase in the State’s formal workforce.

Residential consumption, which accounted for 25.8% of COPEL’s billed supply to final customers, increased 6.8% from January to September 2007. Average consumption by residential customer was 158.6 kWh/month, with a 4.3% increase over the same period of last year. Industrial consumption, including free customers supplied by COPEL Generation, accounted for 38.6% of COPEL’s final customer market as of September 2007, with 5.5% growth compared with the same period of 2006. Consumption by captive customers increased 3.5% during the period, while consumption by unregulated customers increased 15.0% . The segments whose consumption increased the most were: civil construction, clothing, and foodstuffs.

Commercial consumption, which accounted for 18.7% of COPEL’s final customer market during the period, recorded the best performance among major customer categories, with 9.3% growth. Such expansion resulted from the favorable conditions the tertiary sector has experienced, coupled with the increase in the number of customers (2.5% higher than the figure recorded in September 2006).

Rural consumption increased 5.1% during the first nine months of 2007 and accounted for 7.6% of COPEL's billed final customer consumption. The average consumption by rural customer increased 3.4% compared to the same period of the previous year, reaching 378.4 kWh/month.

Consumption per Segment

						GWh
Segment	3Q07	3Q06	% Var.	Jan-Sep/07	Jan-Sep/06	%Var.
Residential	1,270	1,191	6.6	3,827	3,583	6.8
Industrial	1,622	1,525	6.4	4,660	4,502	3.5
Commercial	891	819	8.7	2,765	2,530	9.3
Rural	353	335	5.3	1,132	1,077	5.1
Other	462	450	2.6	1,385	1,367	1.3
Total Captive Customers	4,598	4,320	6.4	13,769	13,059	5.4
Free Customers – Copel Geração	348	312	11.8	1,056	919	15.0
Total Supplies	4,946	4,632	6.8	14,825	13,978	6.1
Wholesale – State of Paraná	120	118	2.1	354	342	3.5
Total	5,066	4,750	6.7	15,179	14,320	6.0

COPEL Distribution’s Grid Market:

COPEL Distribution’s grid market (billed at the TUSD rate), comprising the captive market, other utilities within Paraná, and all free customers within the Company’s concession area, increased 5.1% in the first nine months of 2007 compared with the same period last year.

						GWh
	3Q07	3Q06	% Var.	Jan-Sep/07	Jan-Sep/06	%Var.
Grid Market (TUSD)	5,539	5,230	5.9	16,486	15,681	5.1

4. FINANCIAL PERFORMANCE

The results presented for the first 9 months of 2006 and 2007 were affected by the following factors:

1st – Reversion pertaining to the natural gas contract, which caused a positive net effect of R$ 421.3 million on net income in the first 9 months of 2006;

2nd – Reversion pertaining to the agreement on power acquired from CIEN that caused a positive net effect of R$ 60.4 million on net result in the 9M07;

3rd – Reversion of the Pasep and Cofins provision calculated on the Petrobras contract, which caused a positive net effect of R$ 19.7 million on net income for the 3Q07; and

4th – Provision pertaining to the non-collection of Cofins on the sale of electric power from June 1999 through June 2001, which had a negative net effect of R$112.5 million on net income in the 3Q07.

Revenues

In the 9M07, net operating revenues stood at R$3,988.2 million, an amount 10.0% higher than the R$ 3,627.0 million registered in the 9M06.

This increase was chiefly due to the following facts:

(i) an increase of 4.4% in retail revenue due to growth in the market (6.1% in the 9M07), partially offset by lower tariffs in the period;

(ii) an 11.1% increase in energy supply revenue from January 2007, due to new sales contracts at the second existing energy auction (81 MW average for 2007-2014); to the readjustment of current contracts and revenue from energy provided by UEG Araucária, in the amount of R$ 85.6 million;

(iii) an increase of 19.4% in telecommunication revenue, due to service to new clients as well as to increased volume of services provided to existing clients;

(iv) an 11.9% increase in gas sale revenue stemming from the expansion of third-party gas distribution operations and to the tariff readjustment in the period; and

(v) a 138.2% increase in other operating revenue due, mainly, to revenue from the leasing of UEG Araucária to Petrobras, in the amount of R$ 35.5 million, and to revenues from the provision of operation and maintenance (O&M) services, in the amount of R$ 17.5 million. It is worth noting that the O&M revenue billed this quarter includes charges from pre-operational services.

Gross Revenue

						R$ ‘000
	3Q07	3Q06	% Var.	Jan-Sep/07	Jan-Sep/06	%Var.
Residential	467,752	441,154	6.0	1,417,788	1,420,831	(0.2)
Industrial	506,207	441,869	14.6	1,421,970	1,286,887	10.5
Commercial	299,930	286,246	4.8	924,373	872,806	5.9
Rural	56,921	54,791	3.9	183,377	183,714	(0.2)
Other segments	112,253	112,641	(0.3)	335,526	337,215	(0.5)
Electricity sales to final	1,443,063	1,336,701	8.0	4,283,034	4,101,453	4.4
customers
Electricity sales to distributors	352,869	365,082	(3.3)	1,039,988	935,898	11.1
Use of transmission grid	75,834	79,735	(4.9)	213,180	223,041	(4.4)
Telecom revenues	16,754	12,322	36.0	46,584	39,012	19.4
Piped gas distribution	65,408	59,150	10.6	184,581	164,949	11.9
Other	76,602	15,952	380.2	109,468	45,961	138.2
Total	2,030,530	1,868,942	8.6	5,876,835	5,510,314	6.7

Deductions from Operating Revenues

The following table shows the legal deductions from COPEL’s operating revenues:

Deductions from Operating Revenues

						R$ ‘000
Revenue deductions	3Q07	3Q06	% Var.	Jan-Sep/07	Jan-Sep/06	% Var.
ICMS	377,001	360,573	4.6	1,117,101	1,070,001	4.4
PASEP/COFINS	129,314	120,217	7.6	383,923	418,363	(8.2)
RGR	16,210	15,731	3.0	44,895	42,304	6.1
CDE	45,306	44,224	2.7	137,065	119,634	14.6
CCC	33,369	73,122	(54.4)	161,475	189,013	(14.6)
P&D and PEE	14,223	12,728	11.7	42,212	41,684	1.3
Other	1,063	461	130.6	1,956	2,266	(13.6)
TOTAL	616,486	627,056	(1.7)	1,888,627	1,883,265	0.3

Net Operating Revenue

						R$ ‘000
	3Q07	3Q06	% Var.	Jan-Sep/07	Jan-Sep/06	% Var.
Net Operating Revenue	1,414,044	1,241,885	13.9	3,988,208	3,627,049	10.0

Operating Costs and Expenses

In the 9M07, total operating costs and expenses were R$ 2,793.4 million, 14.8% higher than the R$ 2.433,8 million registered in the same period of 2006. The highlights were:

  1.9% decline in energy purchased for resale especially due to the agreement established with CIEN, reducing contracted energy from 400 average MW to 175 average MW by December 31, 2007. Due to this agreement, charges related to previous quarters were also canceled, which represented a reversal of R$ 100.9 million occurred in the 1Q07. The main amounts booked in this account were: R$ 282.2 million from ITAIPU, R$ 90.0 million from CIEN, R$ 72.9 million from Itiquira and R$ 624.9 million from the energy auction. In addition, R$ 48.7 million was booked as passive CVA;
  A total of R$ 416.0 million in the “use of transmission grid”, line, 1.7% higher than the figure for the same period last year, and a level that conforms to the guidelines of ANEEL (the Brazilian Electricity Regulatory Agency) and ONS (National Operator of the Electrical System);
  The personnel line came to R$ 410.7 million in the 9M07, 1.1 % higher than the figure registered in the same period last year. This increase was basically due to the salary readjustment applied in October 2006 (3.5%) and to the R$ 7.9 million provision related to the PDV (early retirement program);
  The variation in the “pension plan and other benefits” category reflects the appropriation, in June 2007, of the value defined in the actuarial report for 2007 which registered a surplus. The surplus amount was partially offset by monthly payments relative to pension and benefits plans for current employees;
  Material costs declined by 4.6% relative to the 9M06, reflecting a decrease in material purchases for the electric system;
  “Raw material and supply for electric power production” reflects fuel and other supplies acquired from third parties. The total as of September 2006 is a consequence of the agreement between Copel, Petrobras and Compagas pertaining to natural gas for UEG Araucária, by which a sum of R$ 298.1 million was reverted. In September 2007, R$ 29.9 million pertaining to Pasep and Cofins applied to the natural gas amounts negotiated with Petrobras in 2006 was reverted;

  The line “natural gas and supply for the gas business” refers to the natural gas acquired by Compagas from Petrobras. The 10.7% decline resulted mainly from the reduction in sales to operations of UEG Araucária;
  The 15.1% increase in “depreciation and amortization” was due to the entry of new fixed assets in use (the Fundão Hydroelectric Plant) and by the UEG Araucária merger, the consolidation of which began in June 2006.
  the 7.8% increase in “expenses recoverable” is largely due to higher recovery of material for the electric system in 2007; and
  the 56.3% increase in “other operating expenses”, mainly due to the booking in this quarter of R$ 170.5 million provision for non-payment of Cofins on power transactions between June 1999 and June 2001 as mandated by the decision of the Supreme Court (September 4, 2007).

Breakdown of Operating Costs and Expenses

					R$ ‘000
Operating Expenses	3Q07	3Q06	% Var.	Jan-Sep/07	Jan-Sep/06	% Var.
Energy purchased for resale	383,899	375,120	2.3	1,041,595	1,062,286	(1.9)
Use of transmission grid	113,048	128,585	(12.1)	416,035	409,146	1.7
Personnel	136,244	136,524	(0.2)	410,721	406,277	1.1
Pension plan and other benefits	18,608	18,477	0.7	7,430	53,771	(86.2)
Material	14,006	16,133	(13.2)	47,181	49,439	(4.6)
Raw material and supply for electric power
production	(23,128)	4,002	-	(16,728)	(284,691)	(94.1)
Natural gas purchase for resale and supplies	35,815	63,131	(43.3)	102,233	114,420	(10.7)
for the gas business
Third-party services	58,386	61,223	(4.6)	164,862	164,180	0.4
Depreciation and amortization	106,496	99,164	7.4	316,335	274,858	15.1
Expenses recoverable	(11,628)	(10,159)	14.5	(35,538)	(32,968)	7.8
Other operating expenses	247,534	43,092	474.4	339,229	217,096	56.3
Total	1,079,280	935,292	15.4	2,793,355	2,433,814	14.8

EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 1,511.2 million in the 9M07, 2.9% higher than the figure presented in the same period last year (R$ 1,468.1 million). In the 3Q07 alone, EBITDA was R$ 441.3 million.

Financial Result

Financial revenue as of September 2007 stood at R$ 266.3 million, led by proceeds from financial investments (R$ 106.5 million) and interest and commissions – including CRC amounts (R$ 69.4 million). The decline relative to the 9M06 is mainly due to the booking in the present year of two non-recurring events: a discount in the debt renegotiation with Petrobras regarding gas for UEG Araucária (R$ 283.2 million) and gains from derivatives operations (R$ 22.4 million). Financial expenses registered in the 9M07 came to R$ 281.1 million, 15.0% lower than the mark for the same period last year. It should be noted that in 2006, contractual charges due to the Fundação Copel (R$ 36.5 million) were booked as financial expenses, but that from 2007 onward, due to a change in criteria, this accounting no longer exists.

Equity Investment

For 9M07, this category reflects the booking of the equivalencies of associated and subsidiary companies, in the amount of R$ 17.8 million, offset by goodwill amortization in the amount of R$ 5.9 million.

Operating Result

For the 9M07, COPEL’s operating result was R$ 1,192.0 million.

Non-operating Income

This period’s non-operating income reflects basically the net effect of the disposal of property and rights from the permanent assets and the disposal of studies and projects.

Net Income

In the 9M07, COPEL’s net income was R$ 794.4 million, equal to R$ 2.90 per share. Net income for just the 3Q07 was R$ 269.8 million.

5. BALANCE SHEET AND CAPEX

Assets

As of September 30, 2007, COPEL’s total assets came to R$ 12,009.8 million, an amount 6.0% higher than the figure for the 9M06.

COPEL’s 9M07 investments (considering only the fully owned subsidiaries) totaled R$ 353.1 million, with R$ 7.9 million in power-generating projects, R$ 56.7 million in transmission projects, R$ 262.2 million in distribution works, R$ 21.0 million in telecommunications and R$ 5.3 million in partnerships.

Compagas and UEG Araucária (whose balance sheet is consolidated with COPEL’s) invested R$ 8.9 million and R$ 0.5 million, respectively, during the period.

Liabilities and Shareholders’ Equity

COPEL’s consolidated debt at the end of the 9M07 was R$ 2,063.3 million, representing a debt/equity ratio of 29.3% . Excluding Elejor’s and Compagas’ debts, debt/equity ratio would be 23.8% .

Copel took out a loan from Banco do Brasil of up to R$ 353 million to pay existing debts. Five new operations with 7-year maturity had been contracted until the end of the September 2007, one in the amount of R$ 231 million at 106.2% p.a. of the CDI, and the other in the amount of R$ 98.6 million at 106.5% p.a. of the CDI.

COPEL’s shareholders’ equity came to R$ 7,035.6 million, 11.5% higher than in September 2006, equivalent to R$ 25.71 per share.

Debt Profile

			R$ ‘000
Foreign Currency	Short Term	Long Term	Total
IDB	18,612	44,985	63,597
National Treasury	9,323	76,463	85,786
Eletrobras	7	37	44
Banco do Brasil	4,002	3,963	7,965
Total Foreign Currency	31,944	125,448	157,392

Local Currency	Short Term	Long Term	Total
Eletrobras – COPEL	41,916	264,327	306,243
Eletrobras – Elejor	-	88,896	88,896
BNDES – Compagas	6,342	20,658	27,000
Debentures – COPEL	143,832	733,360	877,192
Debentures – Elejor	3,298	269,150	272,448
Banco do Brasil	3,661	330,453	334,114
Total Local Currency	199,049	1,706,844	1,905,893

TOTAL	230,993	1,832,292	2,063,285

Account for Compensation of Portion A – CVA

The account for compensation of Portion A allows distribution companies to offset, between their annual rate reviews, variations in the cost of certain items listed in their concession agreements.
The CVA variation updated by the SELIC in the 9M07 is presented in the table below:

Portion A Memorandum Account - CVA

					R$ ‘000
	Balance	Deferral	Amortization	Monetary	Transf.	Balance
	12/31/06			restatement		09/30/07
Asset
Purchased Energy (Itaipu)	28,428	54,153	(30,886)	4,131	-	55,826
Transport of Purchased Energy	2,195	498	(2,451)	151	-	393
Use of Transmission Grid Charges	10,699	-	(11,009)	310	-	-
Energy Development Account – CDE	15,947	10,973	(15,394)	1,261	-	12,787
Electric Power Services Fee – ESS	10,441	7,499	(7,567)	882	-	11,255
Fuel Consumption Account – CCC	17,481	3,737	(19,744)	1,329	-	2,803
Proinfa	9,069	6,413	(8,750)	864	-	7,596
Purchased Energy (CVA)	8,061	-	(8,061)	-	-	-
TOTAL	102,321	83,273	(103,862)	8,928	-	90,660
Liabilities
Energy Purchased for Resale	134,199	40,942	(90,688)	8,908	-	93,361
CCC	18,394	51,372	(18,059)	3,533	-	55,240
Use of Transmission Grid Charges	9,154	50,219	(16,290)	6,864	-	49,947
Transport of Purchased Energy	804	1,141	(530)	87	-	1,502
Electric Power Services Fee – ESS	-	3,892	-	91	-	3,983
TOTAL	162,551	147,566	(125,567)	19,483	-	204,033

6. ADDITIONAL INFORMATION

Main Operational and Financial Indicators

September 30, 2007

Generation
COPEL Geração power plants	18 (17 hydro and 1 thermal)
Power plants in which COPEL holds interest	06 (04 hydro, 1 thermal e 1 wind power)
Total installed capacity of COPEL Geração	4.550 MW
Installed capacity of COPEL's Corporate Partnerships (1)	602 MW
Automated and remote-controlled power plants of COPEL Geração	12
Automated and remote-controlled power plants of
COPEL's corporate partnerships	03
Step-up substations of COPEL Geração	11
Automated and remote-controlled step-up substations	10

Transmission
Transmission lines	7,265 km
Number of substations	132 (100% automated)
Installed substation capacity	16,469 MVA

Distribution
Distribution lines	170,692 km
Number of substations	242
Number of automated substations	228
Installed capacity in 34.5kV substations	1,576 MVA
Number of localities served	1,120
Number of municipalities served	393
Number of customers	3,398,522
DEC (outage duration per customer, in hours and hundredths of an hour)	10.30
FEC (outage frequency per customer)	9.62 times

Telecommunication
Optical cable – main ring	4,903 km
Self sustained optical cable	5,389 km
Number of cities served	174
Number of customers	467

Administration
Number of employees (wholly-owned subsidiaries)	8,338
Customer per distribution employee	576

Financial
Book Value (per 1,000 shares)	R$ 25.71
EBITDA	R$ 1,511.2 million
Liquidity (Current Ratio)	1.65

(1) proportional to the capital stake.

Average Energy Purchase Tariffs

			R$/MWh
Tariff	September	September	Change
	2007	2006	%
Auction – CCEAR 2005-2012	63.79	61.83	3.2
Auction – CCEAR 2006-2013	74.66	72.40	3.1
Auction – CCEAR 2007-2014	82.26	-	-
Auction – CCEAR 2007-2014 (A-1)	104.73	-	-
CIEN	84.54	70.85	19.3
Itaipu (Transport tariff included - Furnas)	91.73	87.07	5.4

Direct Distribution Supply Tariffs

			R$/MWh
Tariff	September	September	Change
	2007	2006	%
Residential	251.99	257.13 (a)	(2.0)
Industrial (not considering free customers)	187.35	182.18 (b)	2.8
Commercial	226.22	233.11	(3.0)
Rural	149.03	152.42	(2.2)
Other	173.97	177.56	(2.0)
Total	208.71	209.65	(0.4)

Without ICMS
    a) Tariff recalculated including the subsidy for low-income paid by the Federal Government
    b) Tariff recalculated excluding products used by the system relating to energy billed to free consumers

Energy Supply Tariffs

			R$/MWh
Tariff	September	September	Change
	2007	2006	%
Wholesale Concessionaires – State of Paraná	122.59	88.68	38.2
Auction – CCEAR 2005-2012	63.61	61.24	3.9
Auction - CCEAR 2006-2013	74.66	71.83	3.9
Auction - CCEAR 2007-2014	83.36	-	-

Energy Flow

COPEL - Consolidated

GWh
Source	Jan - Sep 2007
Own Generation	13,706
Purchased energy	18,251
Itaipu	3,488
Auction – CCEAR	9,715
CIEN	1,147
MRE/CCEE	1,513
Other	2,388
Total Available Power	31,957
State Demand	15,179
Retail	13,769
Concessionaires	354
Free Customers	1,056
Bilateral Agreements	2,979
Auction – CCEAR	8,751
MRE/CCEE	2,753
Losses and differences	2,295
Basic network losses	705
Distribution losses	1,495
CG contract allocation	95

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed energy and energy received from CG)
Amounts subject to changes after settlement by CCEE.

COPEL Geração

GWh
Source	Jan - Sep 2007
Own Generation	13,706
MRE/CCEE	1,367
Other	677
Total Available Power	15,750
Bilateral Agreements	2,979
CCEAR – Copel Distribution	881
CCEAR – Other Concessionaires	7,870
Free Customers	1,056
MRE/CCEE	2,604
Losses and differences	360

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed energy and energy received from CG)
Amounts subject to changes after settlement by CCEE.

COPEL Distribuição

GWh
Source	Jan - Sep 2007
Itaipu	3,488
CCEAR – Copel Generation	881
CCEAR – Other Concessionaires	8,834
CIEN	1,147
CCEE	146
Other	1,711
Purchased Energy	16,207
State Demand	14,123
Retail	13,769
Concessionaires	354
CCEE	149
Losses and differences	1,935
Basic network losses	345
Distribution losses	1,495
CG contract allocation	95

CCEAR = Energy Purchase Agreements in the Regulated Market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between billed energy and energy received from CG)
Amounts subject to changes after settlement by CCEE.

Shareholding Structure (as of 09/30/2007)

							Thousand shares
Shareholders	COMMON	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%

State of Paraná	85,029	58.6	-	-	14	0.0	85,042	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
ELETROBRÁS	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,613	13.5	124	31.2	100,785	78.6	120,522	44.0
BOVESPA	15,310	10.6	124	31.2	69,950	54.6	85,384	31.2
NYSE	4,303	3.0	-	-	30,762	24.0	35,065	12.8
LATIBEX	-	-	-	-	73	0.1	73	0.0
Other	560	0.4	274	68.8	146	0.1	980	0.3
TOTAL	145,031	100.0	398	100.0	128,226	100.0	273,655	100.0

7. FINANCIAL STATEMENTS

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001-20 Companhia de Capital Aberto - CVM 1431-1 www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS
						Variation %

	12/31/2006	03/31/2007	06/30/2007	09/30/2007	09/30/2006
	(1)	(2)	(3)	(4)	(5)	(4/5)	(4/3)
CURRENT
Cash in hand	1,468,715	1,063,337	1,109,425	1,367,430	882,036	55.0	23.3
Customers and distributors	1,065,267	1,054,328	1,130,729	1,097,214	1,070,370	2.5	(3.0)
Allowance for doubtfull accounts	(111,726)	(81,948)	(96,693)	(109,871)	(134,223)	(18.1)	13.6
Third-parties services, net	13,399	14,599	9,520	10,721	9,002	19.1	12.6
Dividends receivable	2,019	1,997	1,645	1,458	1,373	6.2	(11.4)
Services in progress	20,038	25,563	42,888	46,456	17,341	167.9	8.3
CRC transferred to State Government	35,205	35,857	36,623	38,187	33,909	12.6	4.3
Taxes and social contributions paid in advance	235,084	251,186	190,486	189,231	130,510	45.0	(0.7)
Account for compensation of "Portion A"	90,048	69,432	84,272	70,068	107,794	(35.0)	(16.9)
Regulatory Assets - PASEP/COFINS	3,408	1,704	-	5,083	11,399	(55.4)	-
Bonds and linked deposits	103,854	105,821	113,104	141,626	65,939	114.8	25.2
Material and supplies	51,444	51,126	50,886	47,900	48,133	(0.5)	(5.9)
Other	36,878	47,980	37,893	53,375	58,086	(8.1)	40.9

	3,013,633	2,640,982	2,710,778	2,958,878	2,301,669	28.6	9.2

NON-CURRENT
Long-term assets
Customers and distributors	108,157	104,068	131,686	156,820	99,654	57.4	19.1
Third party services	-	-	7,036	8,230	-	-	17.0
CRC transferred to State Government	1,158,898	1,159,858	1,156,847	1,181,190	1,148,978	2.8	2.1
Taxes and social contributions paid in advance	382,528	360,917	375,107	442,303	493,641	(10.4)	17.9
Account for compensation of "Portion A"	12,273	10,182	6,969	20,592	11,544	78.4	195.5
Other Regulatory Assets	-	-	-	23,320	-	-	-
Bonds and linked deposits	24,630	23,621	21,625	20,645	22,818	(9.5)	(4.5)
Judicial Deposits	140,954	135,151	126,516	126,957	143,304	(11.4)	0.3
Intercompany receivables	-	-	-	-	36,319	(100.0)
Other	11,909	11,740	10,198	10,217	14,628	(30.2)	0.2
	1,839,349	1,805,537	1,835,984	1,990,274	1,970,886	1.0	8.4

Investments	305,968	308,056	304,303	307,668	450,620	(31.7)	1.1
Property, plant and equipment	6,711,686	6,686,920	6,684,889	6,706,141	6,532,570	2.7	0.3
Intangible assets	40,783	41,532	38,525	38,857	42,457	(8.5)	0.9
Deferred	23,204	18,191	12,881	7,958	28,375	(72.0)	(38.2)

	8,920,990	8,860,236	8,876,582	9,050,898	9,024,908	0.3	2.0

TOTAL	11,934,623	11,501,218	11,587,360	12,009,776	11,326,577	6.0	3.6

SUMMARIZED FINANCIAL STATEMENTS

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

LIABILITIES AND SHAREHOLDERS' EQUITY
						Variation %

	12/31/2006	03/31/2007	06/30/2007	09/30/2007	09/30/2006
	(1)	(2)	(3)	(4)	(5)	(4/5)	(4/3)
CURRENT
Loans and financing	90,152	85,497	92,780	83,863	94,018	(10.8)	(9.6)
Debentures	838,355	151,970	179,751	147,130	770,476	(80.9)	(18.1)
Suppliers	392,219	363,066	391,519	364,529	516,584	(29.4)	(6.9)
Taxes and social contributions	311,085	273,962	253,317	315,510	298,322	5.8	24.6
Interest on own capital	277,421	277,421	83,562	195,478	113,976	71.5	133.9
Accrued payroll costs	134,218	130,583	99,096	110,765	106,402	4.1	11.8
Pension plan and other post-retirement benefits	133,635	78,310	93,328	75,071	126,899	(40.8)	(19.6)
Account for compensation of "Portion A"	110,498	144,988	242,213	187,253	101,028	85.3	(22.7)
Regulatory charges	51,705	34,309	35,748	38,123	37,591	1.4	6.6
Electric efficiency and development research	174,316	165,195	176,001	180,465	161,473	11.8	2.5
Other	67,766	72,150	102,942	94,765	90,938	4.2	(7.9)

	2,581,370	1,777,451	1,750,257	1,792,952	2,417,707	(25.8)	2.4

NON-CURRENT
Loans and financing	604,306	839,852	819,294	829,782	615,935	34.7	1.3
Debentures	1,129,230	998,763	999,009	1,002,510	526,246	90.5	0.4
Provision for contingencies	222,473	216,931	203,410	390,993	421,561	(7.3)	92.2
Intercompany receivables	-	-	-	-	50,333	(100.0)	-
Suppliers	234,212	176,518	181,605	185,492	303,301	(38.8)	2.1
Taxes and social contributions	24,083	21,229	20,467	25,705	37,774	(32.0)	25.6
Pension plan and other post-retirement benefits	495,759	553,102	449,710	461,593	471,147	(2.0)	2.6
Account for compensation of "Portion A"	52,053	38,589	10,726	16,780	40,084	(58.1)	56.4
Other regulatory liabilities	-	-	-	8,895	-	-	-
Other	8,961	8,961	32,320	26,480	-	-	(18.1)

	2,771,077	2,853,945	2,716,541	2,948,230	2,466,381	19.5	8.5

MINORITY INTEREST	205,906	210,590	219,690	232,956	131,935	76.6	6.0

SHAREHOLDERS' EQUITY
Capital stock	3,875,000	3,875,000	4,460,000	4,460,000	3,875,000	15.1	-
Capital reserves	817,293	817,293	817,293	817,293	817,293	-	-
Revaluation reserve	-	-	-	-	11,882	(100.0)
Income reserves	1,683,977	1,966,939	1,623,579	1,758,345	1,606,379	9.5	8.3

	6,376,270	6,659,232	6,900,872	7,035,638	6,310,554	11.5	2.0

TOTAL	11,934,623	11,501,218	11,587,360	12,009,776	11,326,577	6.0	3.6

QUARTERLY INCOME STATEMENT

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

							Variation %

	4Q2006	1Q2007	2Q2007	3Q2007	09/30/2007	09/30/2006
	(1)	(2)	(3)	(4)	(5)	(6)	(5/6)	(4/3)
OPERATING REVENUES
Electricity sales to final customers	1,398,669	1,397,291	1,442,680	1,443,063	4,283,034	4,101,453	4.4	-
Electricity sales to distributors	355,078	299,893	387,226	352,869	1,039,988	935,898	11.1	(8.9)
Use of transmission grid	60,732	81,755	55,591	75,834	213,180	223,041	(4.4)	36.4
Telecom revenues	19,042	15,106	14,724	16,754	46,584	39,012	19.4	13.8
Piped gas distribution	62,132	57,589	61,584	65,408	184,581	164,949	11.9	6.2
Other revenues	15,359	16,192	16,674	76,602	109,468	45,961	138.2	359.4
	1,911,012	1,867,826	1,978,479	2,030,530	5,876,835	5,510,314	6.7	2.6

DEDUCTIONS FROM OPERATING REVENUES	(649,446)	(621,421)	(650,720)	(616,486)	(1,888,627)	(1,883,265)	0.3	(5.3)

NET OPERATING REVENUES	1,261,566	1,246,405	1,327,759	1,414,044	3,988,208	3,627,049	10.0	6.5

OPERATING EXPENSES
Eletricity purchased for resale	(377,458)	(279,879)	(377,817)	(383,899)	(1,041,595)	(1,062,286)	(1.9)	1.6
Charges for the use of transmission grid	(125,634)	(130,676)	(172,311)	(113,048)	(416,035)	(409,146)	1.7	(34.4)
Payroll	(235,608)	(130,055)	(144,422)	(136,244)	(410,721)	(406,277)	1.1	(5.7)
Pension plan	(19,239)	(22,713)	33,891	(18,608)	(7,430)	(53,771)	(86.2)	(154.9)
Material	(18,419)	(17,263)	(15,912)	(14,006)	(47,181)	(49,439)	(4.6)	(12.0)
Raw material and supplies for generation of electricity	(4,112)	(3,258)	(3,142)	23,128	16,728	284,691	(94.1)	(836.1)
Natural gas and supplies for the gas business	(63,282)	(27,508)	(38,910)	(35,815)	(102,233)	(114,420)	(10.7)	(8.0)
Third-party services	(62,599)	(49,258)	(57,218)	(58,386)	(164,862)	(164,180)	0.4	2.0
Depreciation and amortization	(97,537)	(104,460)	(105,379)	(106,496)	(316,335)	(274,858)	15.1	1.1
Expenses recoverable	9,676	10,069	13,841	11,628	35,538	32,968	7.8	(16.0)
Other	142,804	(25,011)	(66,684)	(247,534)	(339,229)	(217,096)	56.3	271.2
				-
	(851,408)	(780,012)	(934,063)	(1,079,280)	(2,793,355)	(2,433,814)	14.8	15.5

RESULT OF OPERATIONS	410,158	466,393	393,696	334,764	1,194,853	1,193,235	0.1	(15.0)

FINANCIAL INCOME (EXPENSES)
Financial income	124,313	86,736	73,714	105,895	266,345	604,890	(56.0)	43.7
Financial expenses	(158,556)	(118,721)	(65,871)	(96,516)	(281,108)	(330,630)	(15.0)	46.5
	(34,243)	(31,985)	7,843	9,379	(14,763)	274,260	(105.4)	19.6

EQUITY INVESTMENT	(7,393)	4,170	1,457	6,265	11,892	1,206	886.1	330.0

OPERATING INCOME (EXPENSES)	368,522	438,578	402,996	350,408	1,191,982	1,468,701	(18.8)	(13.0)

NON-OPERATING INCOME (EXPENSES)	23,212	(2,530)	(31,937)	(3,662)	(38,129)	(46,189)	(17.5)	(88.5)

INCOME (LOSS) BEFORE INCOME TAX
AND SOCIAL CONTRIBUTION	391,734	436,048	371,059	346,746	1,153,853	1,422,512	(18.9)	(6.6)
INCOME TAX AND SOCIAL CONTRIBUTION	(73,788)	(151,043)	(120,320)	(63,922)	(335,285)	(483,890)	(30.7)	(46.9)

NET INCOME (LOSS) BEFORE MINORITY INTEREST	317,946	285,005	250,739	282,824	818,568	938,622	(12.8)	12.8

MINORITY INTEREST	(7,765)	(2,043)	(9,099)	(13,058)	(24,200)	(6,123)	295.2	43.5

NET INCOME (LOSS)	310,181	282,962	241,640	269,766	794,368	932,499	(14.8)	11.6

8. FINANCIAL STATEMENTS - SUBSIDIARIES

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001-20 Companhia de Capital Aberto - CVM 1431-1 www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS
As of September, 30, 2007
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS	GER	TRA	DIS	TEL	PAR
	Consolidated				Consolidated

CURRENT
Cash in hand	661,621	109,121	223,895	10,059	255,665
Customers and distributors, net	141,150	61,839	828,007	-	30,393
Third-parties services	560	246	22	12,637	-
Dividends receivable	-	-	-	-	1,458
Services in progress	2,383	3,794	40,279	-	-
CRC transferred to State of Paraná	-	-	38,187	-	-
Taxes and social contributions paid in advance	4,419	7,024	182,517	1,028	3,023
Account for compensation of "Portion A"	-	-	70,068	-	-
Other regulatory assets	-	-	5,083	-	-
Bonds and linked deposits	58,034	-	22,036	-	22,653
Other	10,232	6,321	23,089	1,080	15,817
Material and supplies	395	9,308	35,224	2,373	600
	878,794	197,653	1,468,407	27,177	329,609
NON-CURRENT
Long-term assets
Customers and distributors	24,888	8,361	131,932	-	20,676
Third-parties services	-	-	-	8,230	-
CRC transferred to State Government	-	-	1,181,190	-	-
Taxes and social contributions paid in advance	46,978	42,058	205,898	8,635	14,008
Judicial Deposits	9,215	18,378	63,600	487	598
Account for compensation of "Portion A"	-	-	20,592	-	-
Other regulatory assets	-	-	23,320	-	-
Bonds and linked deposits	-	4,309	16,336	-	-
Prepaid receivables	3,243	-	-	-	47
Other	1,350	56	4,177	-	1,758
	85,674	73,162	1,647,045	17,352	37,087

Investments	6,287	2,257	419	-	295,241
Property, plant and equipment	2,766,370	1,214,854	1,261,386	183,126	1,280,405
Intangible assets	734	25,619	10,725	1,380	399
Deferred	-	-	-	-	7,958
	2,859,065	1,315,892	2,919,575	201,858	1,621,090

TOTAL	3,737,859	1,513,545	4,387,982	229,035	1,950,699

GER: Geração, TRA: Transmissão, DIS: Distribuição, TEL: Telecomunicação, PAR: Participações

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TEL	PAR
	Consolidated				Consolidated

CURRENT
Loans and financing	49,536	15,333	9,130	-	6,342
Debentures	-	-	-	-	3,298
Suppliers	34,918	5,164	363,870	2,177	37,493
Taxes and social contributions	96,852	41,082	196,099	1,611	4,633
Interest on own capital	90,586	37,154	61,005	-	14,062
Accrued payroll costs	18,618	17,330	66,851	5,749	2,092
Pension plan and other post-retirement benefits	11,338	11,673	48,359	3,530	162
Account for compensation of "Portion A"	-	-	187,253	-	-
Receivable charges	2,941	1,015	34,167	-	-
Electric efficiency and development research	24,088	8,040	144,556	-	3,781
Concession charges - Aneel consent	-	-	-	-	26,814
Customers and distributors	10	25,387	19,447	-	204
Other	15,536	1,924	4,747	677	407
	344,423	164,102	1,135,484	13,744	99,288
NON-CURRENT
Loans and financing	256,655	49,380	84,593	-	109,554
Debentures	-	-	-	-	269,150
Provision for contingencies	24,161	36,312	136,303	2,037	3,146
Intercompany receivables	-	-	699,168	-	-
Suppliers	206,169	-	8,360	-	-
Taxes and social contributions	-	-	18,675	-	7,030
Pension plan and other post-retirement benefits	106,208	95,288	241,209	17,434	1,454
Account for compensation of "Portion A"	-	-	16,780	-	-
Other regulatory liabilities	-	-	8,895	-	-
Customers and distributors	-	17,519	414	-	-
Other	8,960	-	-	-	1
	602,153	198,499	1,214,397	19,471	390,335
MINORITY INTEREST	1,198	-	-	-	232,956
SHAREHOLDERS' EQUITY
Capital stock	2,338,932	841,606	1,607,168	194,054	1,098,500
Capital reserves	-	-	-	701	-
Income reserves	170,301	222,134	82,118	-	81,914
Accrued (losses) income	280,852	87,204	348,815	1,065	47,706
	2,790,085	1,150,944	2,038,101	195,820	1,228,120

TOTAL	3,737,859	1,513,545	4,387,982	229,035	1,950,699

GER: Geração, TRA: Transmissão, DIS: Distribuição, TEL: Telecomunicação, PAR: Participações

SUMMARIZED FINANCIAL STATEMENTS
As of September, 30, 2007
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

INCOME STATEMENT	GER	TRA	DIS	TEL	PAR	Holding	Eliminations	Consolidated
	Consolidated				Consolidated

Operating Revenues
Electricity sales to final customers	114,652	-	4,168,512	-	2,749	-	(2,879)	4,283,034
Electricity sales to distributors	945,246	-	60,100	-	200,932	-	(166,290)	1,039,988
Use of transmission grid	-	310,676	136,324	-	-	-	(233,820)	213,180
Telecom revenues	-	-	-	68,139	-	-	(21,555)	46,584
Piped gas distribution	-	-	-	-	186,183	-	(1,602)	184,581
Leasing and rent	84	984	34,629	-	35,513	-	(757)	70,453
Other revenues	25,866	1,601	12,269	-	3,117	-	(3,838)	39,015
	1,085,848	313,261	4,411,834	68,139	428,494	-	(430,741)	5,876,835
Deductions from operating revenues	(144,163)	(29,175)	(1,653,260)	(10,395)	(51,634)	-	-	(1,888,627)
Net Operating Revenues	941,685	284,086	2,758,574	57,744	376,860	-	(430,741)	3,988,208
Operating Costs and Expenses
Eletricity purchased for resale	(43,322)	-	(1,129,277)	-	(35,286)	-	166,290	(1,041,595)
Charges for the use of transmission grid	(146,501)	-	(492,067)	-	(11,287)	-	233,820	(416,035)
Payroll	(65,947)	(55,824)	(258,375)	(17,926)	(8,874)	(3,992)	217	(410,721)
Pension plan	2,317	2,083	(10,694)	(501)	(570)	(65)	-	(7,430)
Material	(5,248)	(2,930)	(37,796)	(855)	(348)	(4)	-	(47,181)
Raw material and supplies for generation of	15,126	-	-	-	-	-	1,602	16,728
Natural gas and supplies for the gas busine	-	-	-	-	(102,233)	-	-	(102,233)
Third-party services	(35,112)	(12,164)	(125,631)	(7,722)	(8,533)	(3,972)	28,272	(164,862)
Depreciation and amortization	(77,901)	(35,245)	(125,561)	(21,064)	(56,564)	-	-	(316,335)
Expenses recoverable	12,392	348	22,808	27	36	144	(217)	35,538
Provisions (reversal) for contingencies	353	(4,666)	(25,115)	(946)	-	(181,704)	-	(212,078)
Concession charges - Aneel consent	-	-	-	-	(25,031)	-	-	(25,031)
Other	(68,507)	(4,766)	(15,900)	(1,808)	(10,641)	(1,255)	757	(102,120)
	(412,350)	(113,164)	(2,197,608)	(50,795)	(259,331)	(190,848)	430,741	(2,793,355)
Result of Operations	529,335	170,922	560,966	6,949	117,529	(190,848)	-	1,194,853
Financial Income (expenses)
Financial income	61,228	8,477	163,339	1,438	22,192	68,069	(58,398)	266,345
Financial expenses	(31,813)	(3,168)	(116,689)	(284)	(38,851)	(148,701)	58,398	(281,108)
	29,415	5,309	46,650	1,154	(16,659)	(80,632)	-	(14,763)
Equity Investment	-	-	-	-	11,760	158	(26)	11,892
Operating Income (expenses)	558,750	176,231	607,616	8,103	112,630	(271,322)	(26)	1,191,982
Non-operating income (expenses)	(29,557)	(506)	(8,160)	(18)	(4)	116	-	(38,129)
Income (loss) before income tax
and minority interest	529,193	175,725	599,456	8,085	112,626	(271,206)	(26)	1,153,853
Income tax and social contribution	(126,824)	(51,579)	(196,442)	(2,895)	(26,263)	(186)	-	(404,189)
Deferred income tax and social contribution	(14,919)	6,769	17,548	183	2,085	57,238	-	68,904
Minority interest	(26)	-	-	-	(24,200)	-	26	(24,200)
Net income (loss)	387,424	130,915	420,562	5,373	64,248	(214,154)	-	794,368

GER: Geração, TRA: Transmissão, DIS: Distribuição, TEL: Telecomunicação, PAR: Participações

9. CASH FLOW

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001-20 Companhia de Capital Aberto - CVM 1431-1 www.copel.com copel@copel.com

     STATEMENT OF CASH FLOW
as of September, 30, 2007 and 2006
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

	Consolidated

	2007	2006

OPERATING ACTIVITIES	1,017,591	761,156

Net income for the period	794,368	932,499
Non-cash expenses (revenues)	531,699	575,128
Provision (reversion) for doubtful accounts	(4,911)	64,767
Depreciation and Amortization	316,335	274,858
Long-term monetary variation - net	(5,090)	(3,546)
Equity Result	(14,296)	(5,038)
Deferred Income tax and social contribution	(46,249)	45,200
Adjustments to grid charges - net	23,359	-
Variations in the account for compensation for "Portion A" – net	7,061	19,084
Cien contracts renegotiation	(62,862)	-
Provision for long-term liabilities	211,962	129,082
Regulatory assets write-offs - PIS/Pasep and Cofins	-	25,865
Investment write-offs	2,241	-
Permanent assets write-offs, net	41,419	11,614
Intangible and deferred assets write-offs - net	429	78
Judicial deposits and other non current assets write-offs	32,170	3,058
Goodwill amortization	5,931	3,983
Minority interets	24,200	6,123
Current asset variation	8,182	(48,471)
Current liability variation	(148,283)	(701,512)
Long-term asset investment	(180,120)	(43,985)
Increase in long term liability	11,745	47,497

INVESTMENT ACTIVITIES	(329,678)	(805,228)

Interest in Subsidiaries:	(5,276)	(433,391)
Dividends and interest on own capital	8,278	4,282
Investment in fixed assets	(354,248)	(406,969)
In generation	(7,922)	(4,260)
In generation (Centrais Elétricas do Rio Jordão S.A. - Elejor)	(48)	(58,781)
In generation (UEG Araucária Ltda)	(491)	-
In transmission	(55,378)	(103,335)
In distribution	(261,288)	(212,472)
In telecom	(20,530)	(19,583)
In gas plumbing (Companhia Paranaense de Gás - Compagas)	(8,569)	(8,533)
General Installations	(22)	(5)
Consumers' contribution	24,603	35,379
Investments in intangible assets	(2,745)	(4,507)
Deffered investment	(290)	(22)

FINANCING ACTIVITIES	(824,487)	(205,658)

Loans and financing	222,539	(57,777)
Debentures	(830,083)	(63,390)
Dividends	(216,943)	(84,491)

TOTAL CHANGE IN CASH POSITION	(136,574)	(249,730)

Cash position - beginning of the period	1,504,004	1,131,766
Cash position - end of the period	1,367,430	882,036

Cash variation	(136,574)	(249,730)

Note: Statement in compliance with the Electric Power Public Services Accounting Manual, approved by Resolution # 444/2001 issued by Aneel, published in the Official Federal Gazette - DOU on October 29, 2001.

3Q07 RESULTS
CONFERENCE CALL

Presentation by Mr. Paulo Roberto Trompczynski – CFO and IRO

Date:	Thursday, November 14, 2007
Time:	11:00 a.m. (Brasília time)
Telephone:	+55 (11) 2188-0188

The conference call will also be broadcast via the internet at
www.copel.com/ir

Please connect 15 minutes prior to the call.

Investor Relations - COPEL
ri@copel.com

Telephone:	Fax:
+55 (41) 3222-2027	+55 (41) 3331-2849

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will act ually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.